

Mail Stop 4720

July 1, 2016

Via E-mail
Jon Kranov
President and Chief Executive Officer
Ottawa Bancorp, Inc.
925 LaSalle Street
Ottawa, IL 61350

> **Re: Ottawa Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2016**
> **File No. 333-211860**

Dear Mr. Kranov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise your disclosure in the fourth paragraph to indicate that orders are also subject to a maximum limit, in addition to a minimum order limit. In this regard, we note your disclosure on page 7.

2.   We note your disclosure in footnote (1). Please also estimate your net proceeds and net proceeds per share assuming all shares of common stock were sold in the syndicated offering. Please refer to Item 501(b)(3) of Regulation S-K.

Summary

Reasons for the Conversion and the Offering, page 3

3.   Refer to the third bullet point. Please revise to clarify further why the prior payment of cash dividends would have resulted in the dilution of stock ownership interest.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price, page 5

4.   We note that in note (1) to the table you disclose that the price-to-earnings multiples were calculated based upon the estimate of "core" or recurring earnings. Please address the following:

*   Disclose why an estimate of "core" was used for purposes of your valuation and define "core" or recurring earnings.

*   Discuss why you have determined that this number is a preferable metric compared to net income for purposes of your valuation.

*   Clarify whether the price-to-earnings ratios for the peer group of companies is also calculated based on "core" earnings. If not, disclose how you believe this approach is meaningful if the peer analysis is not calculated on a consistent basis.

Our Dividend Policy, page 9

5.   We note your disclosure here and on page 28 that you estimate that you will pay "quarterly dividends of $0.04 per share, which equals $0.16 per share on an annualized basis and an annual yield of 1.6% based on a price of $10.00 per share." Please revise to provide a reasonable basis for this estimated dividend payment. Refer to Item 10(b) of Regulation S-K for additional guidance.

Risk Factors

Our geographic concentration . . . , page 16

6.   Please quantify the concentration of your total loan portfolio to LaSalle and Grundy Counties. In this regard we note your disclosure on page 39.

Management of Market Risk, page 67

7.   We note your disclosure on page 68 showing the estimated changes in your net portfolio value that would result from the designated instantaneous changes in the U.S. Treasury yield curve. Please revise your disclosure to discuss the factors driving decreases in the

net portfolio value, regardless of whether interest rates increase or decrease based on the basis point changes disclosed.

Liquidity and Capital Resources, page 68

8.   We note your disclosure that your liquidity ratio averaged 6.09% for the three months ended March 31, 2016 and 5.01% for the year ended December 31, 2015. Please address the following:

- Revise future filings to describe how this metric is calculated.

- To the extent this metric cannot be easily calculated off the amounts disclosed in your consolidated financial statements, please disclose the related components of the calculation.

- Disclose whether management has a target range for the management of this metric.

Subscription Offering and Subscription Rights, page 94

9.   We note your disclosure on page 3 that if the subscription and community offerings are extended, subscribers will be notified and be given the opportunity to confirm, change or cancel their orders. Please revise to clarify how such subscribers will be notified.

Notes to the Consolidated Financial Statements

Note 13 – Income Taxes, page F-43

10.   We note both the Federal and Illinois net operating loss carryforwards increased during the year ended December 31, 2015, and then decreased slightly during the first quarter of 2016. Please tell us the drivers of the increase in the net operating losses given the level of taxable income disclosed during 2015. Additionally, please tell us how the utilization of these net operating loss carryforwards have been presented in your income tax reconciliation on page F-44.

Note 16 – Fair Value Measurement Disclosures, page F-49

11.   We note that you have foreclosed assets and impaired loans, net that are based on Level 3 fair value measurements on a non-recurring basis for all periods presented. Please revise to include quantitative information about the significant unobservable inputs used in the fair value measurement in accordance with ASC 820-10-50-2(bbb).

Proxy Statement and Prospectus Cover Page for the Exchange Offer

12.   We note that each share of Ottawa Savings Bancorp's common stock will be exchanged for between 0.8811 and 1.1921 shares of Ottawa Bancorp's common stock. Please disclose the minimum and maximum number of securities to be issued as a result. Please refer to Item 501(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Stephanie L. Sullivan, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Stephen F. Donahoe, Esq.